SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D
                                (RULE 13D-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (AMENDMENT NO. 2)*



                                  HEI, Inc.
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                               (Name of Issuer)


                     Common Stock, Par Value $.05 Per Share
-------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   404160103
-------------------------------------------------------------------------
                                (CUSIP Number)


                            Michael A. King, Esq.
                               Brown & Wood LLP
                            One World Trade Center
                           New York, New York 10048
                               (212) 839-5300
-------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                March 4, 1998
-------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 9 Pages)

_____________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                 SCHEDULE 13D

CUSIP NO. 404160103                                     PAGE 1 OF 1 PAGES


1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Anthony J. Fant

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /x/
                                                                   (b) / /
3      SEC USE ONLY

4      SOURCE OF FUNDS*     PF, OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        / /
       PURSUANT TO ITEMS 2(d) or 2(e)

6      CITIZENSHIP OR PLACE OF ORGANIZATION     United States

     NUMBER OF    7      SOLE VOTING POWER           734,900
       SHARES
    BENEFICIALLY  8      SHARED VOTING POWER           -0-
      OWNED BY
       EACH       9      SOLE DISPOSITIVE POWER      734,900
     REPORTING
      PERSON      10     SHARED DISPOSITIVE POWER       -0-
       WITH

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               734,900

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*          / /

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               18.1%

14     TYPE OF REPORTING PERSON*
            IN

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION



                                 SCHEDULE 13D
CUSIP NO. 404160103                                       PAGE 1 OF 1 PAGES


1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Fant Industries Inc.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /x/
                                                                   (b) / /
3      SEC USE ONLY

4      SOURCE OF FUNDS*     AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        / /
       PURSUANT TO ITEMS 2(d) or 2(e)

6      CITIZENSHIP OR PLACE OF ORGANIZATION     Delaware

     NUMBER OF    7      SOLE VOTING POWER           10,000
       SHARES
    BENEFICIALLY  8      SHARED VOTING POWER           -0-
      OWNED BY
       EACH       9      SOLE DISPOSITIVE POWER      10,000
     REPORTING
      PERSON      10     SHARED DISPOSITIVE POWER       -0-
       WITH

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               10,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*          / /

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               Less than one percent

14     TYPE OF REPORTING PERSON*
            CO

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION



                                 SCHEDULE 13D

     This Amendment No. 2 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on February 17, 1998 by Mr. Fant, as amended, relating to the common stock, par value $.05 per share ("Shares"), of HEI, Inc., a Minnesota corporation (the "Issuer"). Capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the initial filing on Schedule 13D.


ITEM 2.   IDENTITY AND BACKGROUND

     Item 2 is hereby amended to add the following:

     In addition to Mr. Fant, this statement is being filed on behalf of Fant Industries Inc., a Delaware corporation ("Fant Industries"). The principal business address and the address of the principal office of Fant Industries is 2154 Highland Avenue, Birmingham, AL 35205. Fant Industries was organized on February 24, 1998 for the purpose of acquiring and holding shares of the Issuer's Common Stock. Mr. Fant is the sole stockholder of Fant Industries.

     The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Fant Industries is included in Schedule A attached hereto and incorporated herein by reference.

     Neither Fant Industries nor any executive officer or director of Fant Industries has, during the past five years, (a) been convicted in a criminal proceeding, or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby amended to add the following:

     The aggregate purchase price of the 25,000 Shares purchased by Mr. Fant not previously reported on a Schedule 13D by Mr. Fant was approximately $162,625, including brokerage commissions. Such Shares were purchased with personal funds. No part of the purchase price is represented by borrowed funds. The 10,000 shares held by Fant Industries were acquired by a contribution of such shares from Mr. Fant, its sole stockholder.


ITEM 4.   PURPOSE OF TRANSACTION

     Item 4 is hereby amended to add the following:

     On March 4, 1998, Fant Industries publicly announced an offer to purchase 11.5% of the shares of Issuer's Common Stock for cash and issued the following press release:

                             Fant Industries Inc.
                             2154 Highland Avenue
                          Birmingham, Alabama 35205
                            Phone:  (205) 933-1030

For further information contact:

Anthony J. Fant
(205) 933-1030

Richard Grubaugh
Beacon Hill Partners
(212) 843-8500


FOR IMMEDIATE RELEASE
---------------------

FANT INDUSTRIES MAKES UNSOLICITED OFFER FOR ADDITIONAL SHARES OF HEI, INC.
--------------------------------------------------------------------------

NEW YORK, NEW YORK -- March 4, 1998 -- Fant Industries Inc., an acquisition vehicle of Anthony J. Fant of Birmingham, Alabama, has announced a cash tender offer for 468,000 shares, or 11 1/2%, of the Common Stock of HEI, Inc. (Nasdaq: HEII) of Victoria, Minnesota, at a price of $8.00 net per share. The proposed offer represents a 25% premium over yesterday's closing price of $6 3/8 per share and a 78% premium over the closing price of $4 1/2 per share on December 1, 1997, which was the day before Mr. Fant began accumulating HEI's Common Stock.

HEI designs and manufactures ultraminiature microelectronic devices for medical, telecommunications, computer peripheral and industrial control applications worldwide.

Fant Industries stated that the purpose of the offer is to increase its economic stake in HEI and support its efforts to gain control of HEI's Board of Directors. Completion of the tender offer would boost Fant Industries' HEI holdings to almost 30% when added to its current position and shares held directly by Mr. Fant.

The Fant Industries tender offer, proration period and withdrawal rights will expire on Tuesday, April 7, 1998 at 12:00 midnight New York City Time unless extended.

R.J. Steichen & Co. is the Dealer Manager, and Beacon Hill Partners, Inc. is the Information Agent.


     The terms and conditions of the offer will be set forth in tender offer materials to be filed with the Commission on Schedule 14D-1 and to be disseminated to the Issuer's shareholders.



ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Items 5 (a)-(c) are hereby amended and restated as follows:

(a) Mr. Fant and Fant Industries, in the aggregate, are the beneficial owners of 734,900 shares of Issuer Common Stock, or approximately 18.1% of Issuer Common Stock based on a total of 4,068,576 shares of Issuer Common Stock stated to be outstanding as of December 16, 1997 by Issuer in its Quarterly Report on Form 10-Q, which was filed with the Securities and Exchange Commission on January 13, 1998.

(b) Mr. Fant has sole power to vote or direct the vote and dispose or direct the disposition of 734,900 shares of Issuer Common Stock. Fant Industries has sole power to vote or direct the vote and dispose or direct the disposition of 10,000 shares of Issuer Common Stock.

(c) Transactions in the Shares effected by Mr. Fant and Fant Industries since the previous filing on Schedule 13D by Mr. Fant are described in Schedule B attached hereto and incorporated herein by reference. All such transactions were effected in the open market on the Nasdaq National Market, except as otherwise noted in Schedule B.



                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 6, 1998


                                       By:/s/ Anthony J. Fant
                                          -------------------------------
                                             Anthony J. Fant




                                  SCHEDULE A

                           DIRECTORS AND EXECUTIVE
                            OFFICERS OF PURCHASER

     The name and present principal occupation or employment of each of the directors and executive officers of Fant Industries Inc. are set forth below. The business address of each director and executive officer is 2154 Highland Avenue, Birmingham, AL 35205. Each such person is a citizen of the United States.


Name                       Principal Occupation or Employment
Anthony J. Fant            Director, President and Chief Executive Officer of
                           Fant Industries Inc.

                           Director, President and Chief Executive Officer of Fant Broadcasting Company.

Steve E. Tondera, Jr.      Director, Vice President, Treasurer, Secretary and
                           Chief Financial Officer of Fant Industries Inc.

                           Senior Vice President, Chief Financial Officer of Fant Broadcasting Company.




                                  SCHEDULE B

                    Schedule of Transactions in the Shares




                                         No. of Shares
Name                     Date            Purchased         Price Per Share/1/

Anthony J. Fant          02/20/98          15,000                6.5000
                         02/24/98         (10,000)/2/
                         03/03/98          10,000                6.4375

Fant Industries Inc.     02/24/98          10,000/2/

-------------------------
/1/  Does not include brokerage commission.

/2/ Represents a contribution of 10,000 Shares by Anthony J. Fant to Fant Industries Inc.